August 4, 2011

Ms. Cicely LaMothe

Mr. Wilson K. Lee

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Arbor Realty Trust, Inc.

Form 10-K for the year ended 12/31/2010

Filed on 3/4/2011

File No. 001-32136

Dear Ms. LaMothe and Mr. Lee:

Arbor Realty Trust, Inc. (the “Company”) has received your letter, dated July 15, 2011 (the “Comment Letter”) regarding the Form 10-K for the year ended December 31, 2010 of the Company (the “Filing”) and is responding to the comments of the staff of the Commission (the “Staff”) set forth in the Comment Letter.  Each of the numbered comments below relates to the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

CDOs, page 70

1.              We have reviewed the proposed revised disclosure of trends in your overcollateralization ratios in response to comment 9.  In addition to providing the historical percentages, in future Exchange Act periodic reports, please expand to address how management evaluates potential risks in the tightening of certain percentages (e.g. CDO I) and what options are used to effectively manage the CDOs so they continue to cash flow.  For any percentages that reflect period-to-period declines, explain why these percentages are declining and how management views this trend in light of the efforts to restructure the balance sheet.

Company Response:

We respectfully inform the staff that the risks associated with the overcollateralization tests have been disclosed in the Management Discussion & Analysis section, (subheading CDOs) of the Company’s 2010 Form 10-K.  The Company actively monitors the CDOs to determine whether it is in compliance with the overcollateralization test, and as the as collateral manager, reviews the CDOs and assesses which assets are credit risk, defined as assets that have a significant risk of declining in credit quality or, with a passage of time, becoming a defaulted asset.

For CDO I and CDO II, where the replenishment periods have expired, in order to prevent or cure a breach, the Company may repurchase non-performing loans out of the CDOs at a discount which may improve the overcollateralization ratio in order to cure a potential default. For CDO III, the Company has the option of either repurchasing non-performing loans as described above or adding new loans to the CDO purchased at a discount which may improve the overcollateralization ratios. However, while one of the Company’s goals is to prevent or cure a breach of the overcollateralization test in all of its CDO vehicles to allow them to continue to cash flow by employing certain strategies, as stated above, these strategies are limited, as the main driver of whether an overcollateralization test passes or fails is based on the performance of the underlying collateral in the CDO vehicles, which is often times not in the Company’s control as the collateral performance is mostly dependant on market conditions and other external factors.

In future Exchange Act filings, the Company will disclose the reasons for any declines in the overcollateralization ratios, and how these ratios are monitored as noted above. Further, the Company will disclose any potential impact such declines may have on its balance sheet.

Management Agreement, page 77

2.              We have considered your response to comment ten.  Please further clarify why the guidance outlined in paragraph 470-50-40-2 of the Financial Accounting Standards Codification does not apply and tell us the facts and circumstances you relied upon in making this evaluation.  In your response, clarify whether ACM was subject to gains and losses during its holding period of your debt.  In addition, advise us how the pricing of the acquired debt by ACM from third-parties compares to the purchase price used in the subsequent resale of this debt to your Company and how that influenced the amount of gain ultimately recorded by you and the incentive fee earned by ACM.

3.              Further to our previous comment, tell us and disclose the business reasons for purchasing this debt from ACM rather than directly from the third party.  In addition, in future periodic reports you should separately disclose the incentive fee generated from these transactions.

Company Response:

This response will address both questions in order to provide the proper background and clarity as to the business reasons and accounting treatment for the transactions.

In 2008, ACM, in its capacity as the Company’s manager, identified several opportunities for the Company to repurchase certain of the Company’s outstanding debt instruments from independent third parties at a discount from face value. However, at the time, due to liquidity constraints as disclosed in the Liquidity and Capital Resources section of the Company’s 2008 Form 10-K, the Company determined it did not have sufficient cash to purchase these debt instruments and effectively manage its business operations. Nonetheless, the Company believed it was a good investment opportunity that would increase shareholder value and wanted the ability to retire this debt at a discount in the future.  Therefore, the Company and ACM mutually agreed that ACM, who also determined that the purchase of the debt instruments at a discount from face value was an attractive business opportunity, would purchase this debt and grant the Company the option to purchase the debt at the same price less any principal amortization payments received during the period ACM held the debt.  ACM was subjected to gains and losses from the purchases to the extent the Company decided not to exercise its right to purchase the debt. Although the Company was not obligated to purchase the debt from ACM, it was always the intention of the parties that the Company would purchase the debt from ACM when its liquidity improved. The Company’s Board of Directors, which is controlled by parties independent of the Company and ACM, approved the purchase of the debt from ACM at the identical price paid by ACM once the Company’s liquidity improved. The Company considered whether its option to purchase the debt from ACM at the same price that ACM purchased it from the unrelated third parties should have been recognized in its financial statements. Accordingly, the Company performed an analysis and determined that the fair value of this option was not material to its financial statements.

In 2009, when the Company’s cash position improved, it subsequently exercised its right to purchase its outstanding debt from ACM at the identical price, less amortization, as previously agreed upon. The repurchase of the debt was authorized by the Company’s Board of Directors. As a result of the purchases, the Company recorded a gain, which represented the difference between the purchase price paid to ACM and the Company’s carrying value of the debt, which equaled the face amount of the debt. The recorded gains represent the exact gains the Company would have recorded had it purchased the debt instruments directly from third parties in the open market in 2008. Additionally, as these transactions were the result of extreme circumstances and unforeseen market conditions, there were no other situations where ACM purchased debt or any other securities on behalf of the Company. ACM did not earn an incentive fee from the Company in 2009 or 2008 and, consequently, any gains earned from the repurchases of debt during 2009 did not impact the amount of the incentive fee earned by ACM for those years or any other years.

Referring to the guidance outlined in paragraph 470-50-40-2 of the Financial Accounting Standards Codification, the Company believes this guidance is applicable in situations where related parties forgive debt amongst each other. The Company’s Board of Directors, which is controlled by parties independent of the Company and ACM, approved the transaction with ACM. At the time of ACM’s purchases, although the Company had the right, but not the contractual obligation to do so, the Company’s intention was to purchase the debt from ACM at the same price ACM paid to the third parties, once the Company’s liquidity improved.  Subsequently, the Company purchased the debt from ACM at the identical price ACM paid for the debt, and as noted above, recorded the exact gain it would have recorded had it purchased the debt directly from third parties in the open market. Accordingly, ACM did not forgive debt in these transactions as it was obligated to sell the debt at the same price that it had purchased it from the unrelated third parties when the Company’s Board of Directors approved the purchase of debt pursuant to the agreed upon terms.

Financial Statements and Notes

Note 3 — Loans and Investments, pages 102 - 109

4.              We have considered your response to comment 15 and the proposed revisions to future filings.  In addition to already proposed revisions, please also expand future filings to discuss the success of the various types of concessions you provide under your loan modification program and your policy for how many payments a borrower needs to make on the restructured loan before returning the loan to accrual status.  In your response, please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

Company Response:

We respectfully inform the staff that based on the nature of our business and the structure of our loans, the Company does not have a formal loan modification program; rather loans are reviewed on a case-by-case basis and modifications are made based on the specific performance and the underlying collateral relating to each loan. While we have granted such concessions including (but not limited to) adjusting interest rates, maturity dates and principal amounts, there are neither steadfast rules to determine when each should be granted nor formulae to calculate the specific success of each type of modification.

The Company records interest on modified loans on an accrual basis to the extent that the modified loan is contractually current. To date, we have not recorded interest income on a modified loan where we have not subsequently received the cash.

The Company will amend the disclosure included in the Company’s response dated June 23, 2011 to read as follows:

“Loan terms may be modified if the Company determines that based on the individual circumstances of a loan and the underlying collateral, a modification would more likely increase the total combined principal and interest recovery from the loan.  Any loan modification is predicated upon a goal of maximizing the collection of the loan. Typical triggers for a modification would include situations where the projected cash flow is insufficient to cover required debt service, when asset performance is lagging the initial projections, where there is a requirement for rebalancing, where there is an impending maturity of the loan, and where there is an actual loan default.  Loan terms that have been modified have included, but are not limited to interest rate, maturity date and in certain cases, principal amount.  Length and amounts of each modification have varied based on individual circumstances and are determined on a case by case basis.  If the loan modification constitutes a concession whereas the Company does not receive ample consideration in return for the modification, and the borrower is experiencing financial difficulties and cannot repay the loan under the current terms, than the modification is considered by the Company to be a troubled debt restructuring.  If the Company receives a benefit, either monetary or strategic, and the above criteria are not met, the modification is not considered to be a troubled debt restructuring.

The Company records interest on modified loans on an accrual basis to the extent that the modified loan is contractually current. To date, we have not recorded interest income on a modified loan where we have not subsequently received the cash.”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filings and further acknowledges that comments from the Staff or changes to disclosure in the Filings in response to comments from the Staff do not foreclose the Commission from taking any action with respect to the Filings.  The Company will not assert any comments from the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments relating to the foregoing should be directed to the undersigned at (516) 506-4422.

Sincerely,

/s/ Paul Elenio
Paul Elenio
Chief Financial Officer